

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005508

DIVISION OF
CORPORATION FINANCE



March 6, 2015

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-6-15

Kenneth H. Yi
Google Inc.
kyi@google.com

Re: Google Inc.
Incoming letter dated January 13, 2015

Dear Mr. Yi:

This is in response to your letter dated Janauary 13, 2015 concerning the shareholder proposal submitted to Google by Clean Yield Asset Management on behalf of John Fedor-Cunningham and David Fedor-Cunningham. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Shelley Alpern
Clean Yield Asset Management
shelley@cleanyield.com

March 6, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Google Inc.
Incoming letter dated January 13, 2015

The proposal requests that the company provide a report on political contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Google may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Google's proxy materials for a meeting held in 2012 and that the 2012 proposal received 0.86 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Google omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1600 Amphitheatre Parkway
Mountain View, California 94043

Google™

Tel: 650.253.0000
www.google.com

January 13, 2015

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Google Inc. – Stockholder Proposal Submitted by John and David Fedor-Cunningham

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Google Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2015 Proxy Statement**") for its 2015 annual meeting of stockholders a stockholder proposal (the "**Fedor-Cunningham Proposal**") submitted by John and David Fedor-Cunningham (together, the "**Proponents**"). Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponents.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company, in reliance on Rule 14a-8(i)(12) under the Exchange Act, omits the Fedor-Cunningham Proposal from the 2015 Proxy Statement on the grounds that the Fedor-Cunningham Proposal deals with substantially the same subject matter as another proposal that the Company previously included in a prior proxy statement.

The Company expects to file its definitive 2015 Proxy Statement with the Commission on or about April 23, 2015, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). This letter constitutes the Company's statement of the reasons it deems the omission of the Fedor-Cunningham Proposal from the 2015 Proxy Statement to be proper.

I. The Proposals and the Timing of Receipt of Such Proposals

On November 24, 2014, Ms. Shelley Alpern, Director of Social Research and Advocacy at Clean Yield Asset Management, on behalf of Messrs. John and David Fedor-Cunningham, submitted to the Company the Fedor-Cunningham Proposal, which was received via email on November 24, 2014 at 11:06 a.m. (Pacific). A copy of all correspondence with the Proponents is attached hereto as Exhibit A.

A copy of the Fedor-Cunningham Proposal, together with the Proponents' supporting statement, is attached hereto as Exhibit B. Under the Fedor-Cunningham Proposal, the stockholders of the Company would request that the Company provide a semiannual report on the Company's website disclosing its policies and procedures regarding political contributions and expenditures by the Company.

The Fedor-Cunningham Proposal deals with substantially the same subject matter as a stockholder proposal submitted by NorthStar Asset Management, Inc. Funded Pension Plan (the "**Prior Proposal**"), which the Company included in its 2012 definitive proxy statement dated May 9, 2012 (the "**2012 Proxy Statement**"). The Prior Proposal as included in the 2012 Proxy Statement is attached hereto as Exhibit C.

The Fedor-Cunningham Proposal reads as follows:

Resolved, that the shareholders of Google Inc. ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

a. The identity of the recipient as well as the amount paid to each; and

b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Payments used for lobbying are not encompassed by this proposal.

The Prior Proposal reads as follows:

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on electioneering and political contributions and communications describing:

- the Company's and NETPAC's policies on electioneering and political contributions and communications,
- any electioneering and political contributions and communications expenditures known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,

- a list of specific electioneering and political contributions and communications expenditures made in the prior fiscal year,
- management's analysis of the congruency with company values and policies of those political and electioneering policies, and of resultant expenditures for the prior year and the forthcoming year,
- and providing an advisory shareholder vote on those policies and future plans.

II. Basis for Exclusion – Rule 14a-8(i)(12)

The Fedor-Cunningham Proposal may be omitted pursuant to Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a previous proposal that was included in the Company's proxy materials for the 2012 annual meeting of stockholders (the "**2012 Annual Meeting**") where it received 0.86% stockholder support (calculated in accordance with *Staff Legal Bulletin No. 14,* Question F.4 (July 13, 2001)). Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal . . . that has been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal "received less than 3% of the vote if proposed once within the preceding 5 calendar years." 17 C.F.R. § 240.14a-8.

The Commission has indicated that "substantially the same subject matter" does not mean that the Prior Proposal and the Fedor-Cunningham Proposal have to be exactly the same. The Commission changed Rule 14a-8(i)(12) from "substantially the same proposal" to "substantially the same subject matter." The Commission explained that "contrary to the rule's stated objective, security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-19135, 26 SEC Docket 494-01 Fed. Sec. L. Rep. (CCH) ¶ 83,262 (Oct. 14, 1982). The Commission amended the rule "to signal a clean break from the strict interpretive position applied to the existing provision" and therefore expanded the scope of proposals that could potentially be excluded under this subsection. *Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091,* 28 SEC Docket 798-1 Fed. Sec. L. Rep. (CCH) ¶ 83,417 (Aug. 16, 1983). The Commission recognized that "the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns." *Id.* (emphasis added).

Consequently, the Staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the subsequent proposal would have the company take different actions. Moreover, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. The Staff in *AT&T Corp.* (Feb. 17, 1998) concurred that a proposal requesting that all political contributions of the company be published annually in the company's annual report to shareholders as well as requiring shareholder approval for political contributions in excess of $10,000 per annum was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company publish a report detailing all of its political contributions in national newspapers as well in newspapers in major cities. In *AT&T Corp.*, the company stated that the "main subject of [both proposals] is political contributions although the proposals differ in their method of implementing and reporting political contributions. [Both proposals] are substantially similar since the main thrust and focus of the proposals is the company's contributions to political campaigns and parties." Additionally, in *Medtronic, Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005), the Staff in each instance permitted exclusion of a proposal requesting disclosure of political and charitable contributions because it was substantially similar to a prior proposal that requested the company cease making charitable contributions. *See also Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal requesting company publish information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing charitable donations) and *Bristol-Meyers Squibb Co.* (Feb. 6, 1996) (proposal recommending company formulate an educational plan to inform women of possible abortifacient action of any of the company's products was substantially the same as a prior proposal asking company to refrain from giving contributions to organizations that perform abortions).

Although the Fedor-Cunningham Proposal is not identical to the Prior Proposal, both proposals deal with substantially the same subject matter – political contributions by the Company. Rather than requesting annual disclosure in the proxy statement and an advisory shareholder vote on political contributions, the Fedor-Cunningham Proposal requests semiannual disclosure on the Company's website of political contributions. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by the Proponents are the same. The Company's stockholders had a fair opportunity at the 2012 Annual Meeting to address the issue of political contributions and made their view clear. As evidenced by the Staff's position in the no-action letters discussed above, changing a proposal from a request to disclose political contributions in the annual proxy statement and to hold an advisory shareholder vote to a request to disclose political contributions semiannually on the Company's website does not take such proposal outside the exclusion of Rule 14a-8(i)(12).

As reported in the Company's Form 8-K dated June 21, 2012, the Prior Proposal received 0.86% of the vote at the 2012 Annual Meeting (calculated in accordance with *Staff Legal Bulletin No. 14*, Question F.4 (July 13, 2001)). Since the Prior Proposal failed to meet the required 3% threshold at the 2012 Annual Meeting and the other rule requirements are satisfied, the Prior Proposal may be excluded from the 2015 Proxy Statement under Rule 14a-8(i)(12). The Company's Form 8-K dated June 21, 2012 is attached hereto as Exhibit D.

III. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Fedor-Cunningham Proposal from its 2015 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to me at (650) 214-5324 and at kyi@google.com. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Kenneth H. Yi
Senior Corporate Counsel and Assistant Secretary
GOOGLE INC.

Enclosures

cc: Messrs. John and David Fedor-Cunningham
Ms. Shelley Alpern

Exhibit A

Fedor-Cunningham Correspondence



Nancy Walker <nwalker@google.com>

[Securities] [Google Corporate Secretary] Shareholder proposal re political contributions transparency

Shelley Alpern <shelley@cleanyield.com> Mon, Nov 24, 2014 at 11:06 AM
To: corporatesecretary@google.com

Dear Mr. Drummond,

Please find attached a shareholder proposal we are filing on behalf of two clients and a letter of transmittal. We appreciate Google's current disclosures but believe that a greater level of transparency is warranted. We hope to explain our thinking and discuss the proposal with you in detail in the coming weeks.

Sincerely,

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

2 attachments


CLEAN YIELD
ASSET MANAGEMENT

November 24, 2014

Mr. David Drummond
Corporate Secretary
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Dear Mr. Drummond:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Google Inc. on behalf of our clients, Messrs. John and David Fedor-Cunningham. Clean Yield submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Cunninghams hold more than $2,000 of Google common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will submit verification of the position separately, and a letter from the Cunninghams authorizing Clean Yield to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Google about the contents of our proposal.

Please direct any written communications to me at the address below or to *Shelley@cleanyield.com*. Please also confirm receipt of this letter via email.

Sincerely,

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Enclosure

Resolved, that the shareholders of **Google Inc.** ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Payments used for lobbying are not encompassed by this proposal.

Supporting Statement

As long-term shareholders of Google, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

We note that our Company offers a brief political spending policy on its website, along with limited disclosure of state-level contributions and the names of certain organizations to which it gives for political purposes. We believe this is deficient because:

- Disclosure for contributions to state candidates is not current, which, at the time of this filing, shows information through calendar 2012;
- It does not disclose contributions to state ballot measure committees or national political committees; and
- It does not disclose how much it gave to trade associations and other tax-exempt groups for political purposes.

Indeed, the *2014 CPA-Zicklin Index of Corporate Political Disclosure and Accountability* rated Google near the bottom among the largest 300 companies in the S&P 500, giving it just 46 points out of 100.

Meanwhile, publicly available records show that Google contributed at least $3 million in corporate funds since the 2004 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

Relying on publicly available data does not provide a complete picture of the Company's political spending. The proposal asks Google to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of its peers, including **Qualcomm, Intel, Microsoft** and **eBay** that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.



Nancy Walker <nwalker@google.com>

[Securities] [Google Corporate Secretary] Additional document re shareholder proposal

Shelley Alpern <shelley@cleanyield.com> Tue, Nov 25, 2014 at 6:35 AM
To: corporatesecretary@google.com

Mr. Drummond,

Please find attached a letter from our clients authorizing the proposal we filed on their behalf yesterday.

Could you kindly confirm receipt of this email.

Thank you,

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

November 24, 2014

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern:

We hereby authorize Clean Yield Asset Management to file a shareholder resolution on our behalf regarding political contributions transparency at Google Inc.

We are joint beneficial owners of more than $2,000 worth of common stock in Google Inc. that we have held continuously for more than a year, and we intend to hold the stock through the date of the company's annual meeting in 2015.

We specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



John and David Fedor-Cunningham



Nancy Walker <nwalker@google.com>

Shareholder Proposal - Action Required

Sarah Lightstone <lightstone@google.com> Fri, Dec 5, 2014 at 3:20 PM
To: shelley@cleanyield.com, Ken Yi <kyi@google.com>
Bcc: nwalker@google.com

Dear Ms. Alpern,

I have attached a letter on behalf of Ken Yi, Senior Corporate Counsel at Google regarding the Shareholder Proposal filed by Clean Yield Asset Management on behalf of your clients, John and David Fedor-Cunningham. Please reply all with any questions you may have.

Thank you,
Sarah Lightstone

--

Sarah Lightstone | Legal Assistant - Securities & Corporate Governance | lightstone@google.com | (650) 471-4113

Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Google

Main 650-253.0000
Fax 650-253.0001
www.google.com

December 5, 2014

VIA EMAIL AND FEDERAL EXPRESS

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Dear Ms. Alpern:

I am writing about your letter dated November 24, 2014, addressed to David Drummond of Google Inc. regarding your intention to file a shareholder proposal on political spending on behalf of your clients, Messrs. John and David Fedor-Cunningham.

Before Google Inc. can process this shareholder proposal, the Cunninghams need to remedy a deficiency so that this proposal satisfies the eligibility requirements of Rule 14a-8 under the Exchange Act. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- a written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Google Inc. has not received verification of the ownership of Google Inc. shares by the Cunninghams, as indicated in your letter. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter. I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the number provided above. Thank you.

Very truly yours,



Ken Yi
Senior Corporate Counsel, Google Inc.

Enclosure

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A–7 When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



Sarah Lightstone <lightstone@google.com>

Shareholder Proposal - Action Required

Shelley Alpern <shelley@cleanyield.com> Tue, Dec 9, 2014 at 6:10 AM
To: Sarah Lightstone <lightstone@google.com>

Dear Ms. Lightstone,

Please find attached the two outstanding documents.

Regards,

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

From: Sarah Lightstone <lightstone@google.com>
Date: Friday, December 5, 2014 at 6:20 PM
To: Shelley Alpern <shelley@cleanyield.com>, Ken Yi <kyi@google.com>
Subject: Shareholder Proposal - Action Required
[Quoted text hidden]

---

2 attachments


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 4, 2014

Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
Phone (802) 526-2525
Fax (802) 526-2528

Re: David & John Fedor-Cunningham
*** FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 15 shares of Google common stock on behalf of our client, David & John Fedor-Cunningham. These shares were purchased into David & John Fedor-Cunningham account on or before April 2, 2014 and have held these shares continuously through the current date.

Sincerely,

[signature]

Corey S. Harman
Relationship Specialist
Schwab Advisor Services

November 24, 2014

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern:

We hereby authorize Clean Yield Asset Management to file a shareholder resolution on our behalf regarding political contributions transparency at Google Inc.

We are joint beneficial owners of more than $2,000 worth of common stock in Google Inc. that we have held continuously for more than a year, and we intend to hold the stock through the date of the company's annual meeting in 2015.

We specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



John and David Fedor-Cunningham

Exhibit B

Fedor-Cunningham Proposal


CLEAN YIELD
ASSET MANAGEMENT

November 24, 2014

Mr. David Drummond
Corporate Secretary
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Dear Mr. Drummond:

Clean Yield Asset Management ("Clean Yield") is an investment firm based in Norwich, VT specializing in socially responsible asset management.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Google Inc. on behalf of our clients, Messrs. John and David Fedor-Cunningham. Clean Yield submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Cunninghams hold more than $2,000 of Google common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will submit verification of the position separately, and a letter from the Cunninghams authorizing Clean Yield to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Google about the contents of our proposal.

Please direct any written communications to me at the address below or to *Shelley@cleanyield.com*. Please also confirm receipt of this letter via email.

Sincerely,

Shelley Alpern
Director of Social Research and Advocacy
Clean Yield Asset Management
6 Curtis Street
Salem, MA 01970

Enclosure

Resolved, that the shareholders of **Google Inc.** ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Payments used for lobbying are not encompassed by this proposal.

Supporting Statement

As long-term shareholders of Google, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

We note that our Company offers a brief political spending policy on its website, along with limited disclosure of state-level contributions and the names of certain organizations to which it gives for political purposes. We believe this is deficient because:

- Disclosure for contributions to state candidates is not current, which, at the time of this filing, shows information through calendar 2012;
- It does not disclose contributions to state ballot measure committees or national political committees; and
- It does not disclose how much it gave to trade associations and other tax-exempt groups for political purposes.

Indeed, the *2014 CPA-Zicklin Index of Corporate Political Disclosure and Accountability* rated Google near the bottom among the largest 300 companies in the S&P 500, giving it just 46 points out of 100.

Meanwhile, publicly available records show that Google contributed at least $3 million in corporate funds since the 2004 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

Relying on publicly available data does not provide a complete picture of the Company's political spending. The proposal asks Google to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of its peers, including **Qualcomm, Intel, Microsoft** and **eBay** that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

November 24, 2014

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern:

We hereby authorize Clean Yield Asset Management to file a shareholder resolution on our behalf regarding political contributions transparency at Google Inc.

We are joint beneficial owners of more than $2,000 worth of common stock in Google Inc. that we have held continuously for more than a year, and we intend to hold the stock through the date of the company's annual meeting in 2015.

We specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



John and David Fedor-Cunningham

Exhibit C

Prior Proposal

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

November 21, 2011

Google Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, CA 94043

Dear Sir or Madame:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Google common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's electioneering contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Google to create a policy providing an advisory shareholder vote on electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Say on Political Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," striking down elements of the previously well-established McCain-Feingold law, and resulting in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Google Inc. should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, Google's website states that "at Google, we've worked hard to minimize the environmental impact of our services...If you add in our renewable energy and offsets, our footprint is zero." Yet since 2009, Google Inc. NETPAC (NETPAC) designated 28% of its contributions to politicians voting against the *American Clean Energy and Security Act of 2009* (H.R. 2454) and voting to deregulate greenhouse gases (H.R. 910).

Whereas, Google Inc. has a firm nondiscrimination policy which states that "we strictly prohibit unlawful discrimination or harassment of any kind...on the basis of...sex, gender identity or expression, age, marital status...or any other characteristics protected by law." Furthermore, "the Google Code of Conduct is...built around the recognition that everything we do in connection with our work at Google will be, and should be, measured against the highest possible standards of ethical business conduct." Yet since 2009, NETPAC designated more than 40% of its contributions to politicians voting against hate crimes legislation and the repeal of Don't Ask Don't Tell, and/or sponsoring the Federal Marriage Amendment Act, which would eliminate same sex marriage across the nation.

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on electioneering and political contributions and communications describing:

- the Company's and NETPAC's policies on electioneering and political contributions and communications,
- any electioneering and political contributions and communications expenditures known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,
- a list of specific electioneering and political contributions and communications expenditures made in the prior fiscal year,
- management's analysis of the congruency with company values and policies of those political and electioneering policies, and of resultant expenditures for the prior year and the forthcoming year,
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Exhibit D

Company's Form 8-K dated June 21, 2012

8-K 1 d357265d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 21, 2012

GOOGLE INC.

(Exact name of registrant as specified in its charter)

Delaware	0-50726	77-0493581
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Amphitheatre Parkway
Mountain View, CA 94043
(Address of principal executive offices, including zip code)

(650) 253-0000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Google's 2012 Stock Plan and 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility

On June 21, 2012, at the 2012 Annual Meeting of Stockholders of Google Inc. ("Google"), Google's stockholders approved the Google Inc. 2012 Stock Plan and the Google Inc. 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility. A description of these plans is set forth in Google's definitive proxy statement filed with the U.S. Securities and Exchange Commission on May 9, 2012 and is qualified in its entirety by reference to the full text of these plans, copies of which are filed as Exhibits 10.01 and 10.02 to this Form 8-K.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following proposals were submitted to Google's stockholders at the 2012 Annual Meeting of Stockholders held on June 21, 2012:

1. The election of 10 directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified.
2. The ratification of the appointment of Ernst & Young LLP as Google's independent registered public accounting firm for the fiscal year ending December 31, 2012.
3. The approval of the adoption of Google's Fourth Amended and Restated Certificate of Incorporation comprising the following three proposals:
   - 3A. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to establish the Class C capital stock and to make certain clarifying changes.
   - 3B. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 6 billion to 9 billion.
   - 3C. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to provide for the treatment of shares of Class A common stock in a manner that is at least as favorable as the shares of Class B common stock.
4. The approval of Google's 2012 Stock Plan.
5. The approval of Google's 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility.
6. A stockholder proposal regarding an advisory vote on political contributions.
7. A stockholder proposal regarding mandatory arbitration of certain shareholder claims.
8. A stockholder proposal regarding equal shareholder voting.

For more information about the foregoing proposals, see Google's definitive proxy statement dated May 9, 2012.

Holders of the shares of Class A common stock are entitled to one vote per share and holders of the shares of Class B common stock are entitled to 10 votes per share. Holders of the shares of Class A common stock and holders of the shares of Class B common stock voted together as a single class on all matters (including the election of directors) submitted to a vote of stockholders at this annual meeting. In addition, holders of the shares of Class B common stock voted as a separate class on the proposal to approve the adoption of Google's Fourth Amended and Restated Certificate of Incorporation (comprising three proposals).

The number of votes cast for and against and the number of abstentions and broker non-votes with respect to each matter voted upon are set forth below:

1. Election of Directors

Director Nominee	Votes For	Votes Withheld	Broker Non-Votes
Larry Page	821,524,043	13,539,353	28,473,937
Sergey Brin	821,058,849	14,004,547	28,473,937
Eric E. Schmidt	820,638,835	14,424,561	28,473,937
L. John Doerr	796,996,442	38,066,954	28,473,937
Diane B. Greene	830,200,159	4,863,237	28,473,937
John L. Hennessy	800,813,256	34,250,140	28,473,937
Ann Mather	801,072,031	33,991,365	28,473,937
Paul S. Otellini	797,253,838	37,809,558	28,473,937
K. Ram Shriram	820,187,500	14,875,896	28,473,937
Shirley M. Tilghman	815,873,107	19,190,289	28,473,937

The 10 nominees were elected to Google's Board of Directors and will serve as directors until Google's next annual meeting or until their respective successors are duly elected and qualified.

2. Ratification of Appointment of Ernst & Young LLP as Google's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2012

The results of the voting were 861,377,964 votes for, 1,507,794 votes against, and 651,575 abstentions. There were no broker non-votes on this matter. The appointment of Ernst & Young LLP as Google's independent registered public accounting firm for the fiscal year ending December 31, 2012 was ratified.

3. Approval of the Adoption of Google's Fourth Amended and Restated Certificate of Incorporation comprising the following three proposals:

3A. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to establish the Class C capital stock and to make certain clarifying changes.

3B. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 6 billion to 9 billion.

3C. The approval of the adoption of amendments to Google's Third Amended and Restated Certificate of Incorporation to provide for the treatment of shares of Class A common stock in a manner that is at least as favorable as the shares of Class B common stock.

The results of the voting on Proposal Numbers 3A, 3B, and 3C, with (1) holders of the shares of Class A common stock and holders of the shares of Class B common stock voting together as a single class, and (2) holders of the shares of Class B common stock voting as a separate class, are set forth below:

	Proposal Number 3A		Proposal Number 3B		Proposal Number 3C	
	Holders of Shares of Class A Common Stock and Holders of Shares of Class B Common Stock Voting Together as a Single Class	*Holders of Shares of Class B Common Stock Voting as a Separate Class*	*Holders of Shares of Class A Common Stock and Holders of Shares of Class B Common Stock Voting Together as a Single Class*	*Holders of Shares of Class B Common Stock Voting as a Separate Class*	*Holders of Shares of Class A Common Stock and Holders of Shares of Class B Common Stock Voting Together as a Single Class*	*Holders of Shares of Class B Common Stock Voting as a Separate Class*
Votes For	674,411,170	646,819,460	675,685,992	646,819,460	798,576,232	646,819,460
Votes Against	160,067,710	0	158,729,728	0	35,736,945	0
Abstentions	584,335	0	647,495	0	749,755	0
Broker Non- Votes	28,474,118	0	28,474,118	0	28,474,401	0

Each of the proposals comprising Proposal Number 3 had been cross-conditioned upon the approval by Google's stockholders of all of the proposals comprising Proposal Number 3. The approval of each of the proposals comprising Proposal Number 3 constituted the requisite approval of the adoption of the Google's Fourth Amended and Restated Certificate of Incorporation as required by Delaware law. The adoption of Google's Fourth Amended and Restated Certificate of Incorporation was approved.

4. Approval of Google's 2012 Stock Plan

The results of the voting were 673,835,311 votes for, 160,535,207 votes against, 692,672 abstentions, and 28,474,143 broker non-votes. Google's 2012 Stock Plan was approved.

5. Approval of Google's 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility

The results of the voting were 676,204,541 votes for, 158,174,848 votes against, 683,876 abstentions, and 28,474,068 broker non-votes. Google's 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility was approved.

6. Stockholder Proposal Regarding an Advisory Vote on Political Contributions

The results of the voting were 6,995,169 votes for, 807,879,913 votes against, 20,187,757 abstentions, and 28,474,494 broker non-votes. The stockholder proposal regarding an advisory vote on political contributions was defeated.

7. Stockholder Proposal Regarding Mandatory Arbitration of Certain Shareholder Claims

The results of the voting were 2,980,698 votes for, 830,806,516 votes against, 1,275,669 abstentions, and 28,474,459 broker non-votes. The stockholder proposal regarding mandatory arbitration of certain shareholder claims was defeated.

8. Stockholder Proposal Regarding Equal Shareholder Voting

The results of the voting were 147,240,478 votes for, 686,884,401 votes against, 938,344 abstentions, and 28,474,110 broker non-votes. The stockholder proposal regarding equal shareholder voting was defeated.

Item 7.01. Regulation FD Disclosure.

On June 22, 2012, Google filed the Fourth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As previously reported, Google's recapitalization is the subject of pending litigation. Once this litigation has been resolved, Google expects its Board of Directors to consider the declaration of a dividend of one share of Class C capital stock for each share of Class A common stock and Class B common stock outstanding as of a record date to be determined at that time by the Board of Directors. Google cannot predict when the pending litigation will be resolved, but does not expect it to occur before the fourth quarter of 2012.

Item 8.01. Other Events.

On June 26, 2012, Google issued a press release announcing that it had posted a short presentation (the "Presentation") focusing on the general framework of Google's financial disclosure to incorporate the results of former Motorola Mobility Holdings, Inc. Copies of the press release and the Presentation are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 8-K and are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.01	Google Inc. 2012 Stock Plan
10.02	Google Inc. 2012 Incentive Compensation Plan for Employees and Consultants of Motorola Mobility
99.1	Press release dated June 26, 2012
99.2	Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOOGLE INC.

Date: June 26, 2012

/s/ Donald S. Harrison

Donald S. Harrison
Vice President and Deputy General Counsel